Exhibit 99.1

FINAL - March 31, 2008

MEDIA CONTACTS:	INVESTOR CONTACT:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 353 1 709 4444 800 252 3526

ELAN ANNOUNCES DATES FOR UPCOMING CORPORATE EVENTS AND
FILING OF ANNUAL REPORT FOR YEAR ENDED DECEMBER 31, 2007

DUBLIN, Ireland – March 31, 2008 – Elan Corporation, plc (NYSE: ELN) today announced the dates for upcoming corporate events and the publication and filing of its Annual Report for the fiscal year ended December 31, 2007.

Events

First Quarter 2008 Financial Results

Elan will report its first quarter 2008 financial results on April 24, 2008, before U.S. and European financial markets open.  The results announcement will be followed by a conference call at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST), with the investment community to discuss Elan’s first quarter 2008 financial results. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.  This event will be webcast live at www.elan.com and can be accessed by going to the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

Annual General Meeting (AGM)

Elan will hold its AGM at 10:00 a.m. BST on May 22, 2008 at the Shelbourne Hotel, Dublin 2, Ireland.  This event will also be webcast live and can be accessed by going to the Investor Relations section on Elan’s website at www.elan.com. Elan announced that Mr. Laurence Crowley will not seek re-election as a Director at the AGM and will retire on that date.

Filing of Annual Report

Elan has published its Annual Report for the year ended December 31, 2007, Notice of the 2008 AGM and Form of Proxy for use at the AGM. The Annual Report, Notice of the 2008 AGM along with Elan’s Form 20-F for the year ended December 31, 2007 (as filed with the Securities and Exchange Commission on February 28, 2008) are available on Elan’s website at www.elan.com. Elan will provide to all holders of Elan securities, upon request and free of charge, a hard copy of our complete audited financial statements included in our Form 20-F and Annual Report for the year ended December 31, 2007. A copy of the Annual Report and Notice of the AGM are being

FINAL - March 31, 2008

submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations.

1.	Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland

2.	Document Viewing Facility,
Financial Services Authority,
25 The North colonnade,
Canary Wharf,
London E14 5HS
United Kingdom

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Source:  Elan Corporation, plc

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